Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TPG SPECIALTY LENDING, INC.
_______________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
 ______________________________________________________________________________________________________
(Title of Class of Securities)

N/A
____________________________________________________________________________________________
(CUSIP Number)

December 31, 2013
_________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

CUSIP No. N/A
1		Name of reporting persons. Morgan Stanley
2		Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☑
3		SEC use only.
4		Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 5,994,646 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 5,994,646 shares*
9		Aggregate amount beneficially owned by each reporting person. 5,994,646 shares
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 14.5%
12		Type of reporting person HC, CO
*Although MSSB TPG Specialty Lending Onshore Feeder Fund (the “Trust”) beneficially owns 5,994,646 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying investors (each a “Unitholder” and collectively, the “Unitholders”) pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares.  If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No. N/A
1		Name of reporting persons. Morgan Stanley Smith Barney Holdings LLC
2		Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☑
3		SEC use only.
4		Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 5,994,646 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 5,994,646 shares*
9		Aggregate amount beneficially owned by each reporting person. 5,994,646 shares
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 14.5%
12		Type of reporting person OO

* Although the Trust beneficially owns 5,994,646 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares.  If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No. N/A
1		Name of reporting persons. Morgan Stanley GWM Feeder Strategies LLC
2		Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☑
3		SEC use only.
4		Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 5,994,646 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 5,994,646 shares*
9		Aggregate amount beneficially owned by each reporting person. 5,994,646 shares
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 14.5%
12		Type of reporting person OO

*Although the Trust beneficially owns 5,994,646 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares.  If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

CUSIP No. N/A
1		Name of reporting persons. MSSB TPG Specialty Lending Onshore Feeder Fund
2		Check the appropriate box if a member of a group. (a) ☐ (See instructions) (b) ☑
3		SEC use only.
4		Citizenship or place of organization. The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 5,994,646 shares*
	7	Sole dispositive power. 0
	8	Shared dispositive power. 5,994,646 shares*
9		Aggregate amount beneficially owned by each reporting person. 5,994,646 shares
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 14.5%
12		Type of reporting person OO

* Although the Trust beneficially owns 5,994,646 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares.  If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

Item 1(a).  Name of Issuer:

TPG Specialty Lending, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Item 2(a).  Name of Person Filing:

This Schedule 13G is jointly filed by: (i) Morgan Stanley; (ii) Morgan Stanley Smith Barney Holdings LLC; (iii) Morgan Stanley GWM Feeder Strategies LLC; and (iv) MSSB TPG Specialty Lending Onshore Feeder Fund (all together, the “Reporting Persons”), with respect to shares of common stock (the “Shares”) of the Issuer beneficially owned by MSSB TPG Specialty Lending Onshore Feeder Fund. Morgan Stanley GWM Feeder Strategies LLC is the managing owner of MSSB TPG Specialty Lending Onshore Feeder Fund, and is a wholly-owned subsidiary of Morgan Stanley Smith Barney Holdings LLC. Morgan Stanley Smith Barney Holdings LLC is indirectly majority-owned by Morgan Stanley.

Item 2(b).  Address of Principal Business Office, or, if none, Residence:

The principal business address of each of MSSB TPG Specialty Lending Onshore Feeder Fund and Morgan Stanley GWM Feeder Strategies LLC is 522 Fifth Avenue, 13th floor, New York, NY 10036. The principal business address of each of Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is 1585 Broadway New York, NY 10036.

Item 2(c).  Citizenship:

The state of organization of each of MSSB TPG Specialty Lending Onshore Feeder Fund, Morgan Stanley GWM Feeder Strategies LLC, Morgan Stanley Smith Barney Holdings LLC and Morgan Stanley is Delaware.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

N/A

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                      Ownership as of December 31, 2013*.

(a)           Amount beneficially owned:

5,994,646 shares.

(b)           Percent of class:

14.5%

              (c)                      Number of shares as to which such person has:

(i)           Sole power to vote or direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

5,994,646 shares**

(iii)           Sole power to dispose or direct the disposition of:

0

(iv)           Shared power to dispose or to direct the disposition of:

5,994,646 shares**

* In Accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the “MS Reporting Units”) of Morgan Stanley and its subsidiaries and affiliates (collectively, “MS”).  This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

** Although the Trust beneficially owns 5,994,646 shares of the common stock of the Issuer and would otherwise be entitled to vote such shares, the Trust has contractually agreed to pass such voting rights through to the Trust’s underlying Unitholders pro rata in accordance with each Unitholder’s relative ownership of units of the Trust. Each Unitholder will make its own determination as to how to vote with respect to its portion of the Trust’s shares of the Issuer, as well as whether or not to vote with respect to such shares.  If Unitholders representing a certain percentage vote their interests, the Trust will vote all shares in accordance with the votes received. If, however, less than the agreed upon representative vote is received, the Trust will not vote any of the shares.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

See Exhibit 99.2.

Item 8.                      Identification and Classification of Member of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c)  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

99.1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.
99.2                           Item 7 Information.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2014	MSSB TPG SPECIALTY LENDING ONSHORE FEEDER FUND

By: MORGAN STANLEY GWM FEEDER STRATEGIES LLC
Its Managing Owner

	By:	/s/ James Bruno
	Name:	James Bruno
	Title:	Authorized Signatory

MORGAN STANLEY GWM FEEDER STRATEGIES LLC

	By:	/s/ James Bruno
	Name:	James Bruno
	Title:	Authorized Signatory

MORGAN STANLEY SMITH BARNEY HOLDINGS LLC

	By:	/s/ Anne Cooney
	Name:	Anne Cooney
	Title:	Authorized Signatory

MORGAN STANLEY

	By:	/s/ Marielle Giudice
	Name:	Marielle Giudice
	Title:	Authorized Signatory

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G, dated January 30, 2014, with respect to the shares of TPG Specialty Lending, Inc.’s Common Stock is, and any amendments thereto executed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of January, 2014.

Date: January 30, 2014	MSSB TPG SPECIALTY LENDING ONSHORE FEEDER FUND

By: MORGAN STANLEY GWM FEEDER STRATEGIES LLC
Its Managing Owner

	By:	/s/ James Bruno
	Name:	James Bruno
	Title:	Authorized Signatory

MORGAN STANLEY GWM FEEDER STRATEGIES LLC

	By:	/s/ James Bruno
	Name:	James Bruno
	Title:	Authorized Signatory

MORGAN STANLEY SMITH BARNEY HOLDINGS LLC

	By:	/s/ Anne Cooney
	Name:	Anne Cooney
	Title:	Authorized Signatory

MORGAN STANLEY

	By:	/s/ Marielle Giudice
	Name:	Marielle Giudice
	Title:	Authorized Signatory

Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by MSSB TPG Specialty Lending Onshore Feeder Fund (the “Trust”).  Morgan Stanley is the indirect majority owner of Morgan Stanley GWM Feeder Strategies, the managing owner of the Trust.